February 22, 2018	1 Churchill Place Canary Wharf London E14 5HP United Kingdom

U.S. Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549

Re:	Notice of disclosure filed in the Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Barclays Bank PLC has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the Securities and Exchange Commission on February 22, 2018.

Yours Sincerely,

/s/ Tushar Morzaria
Tushar Morzaria
Title: Group Finance Director
Barclays Bank PLC

Barclays Bank PLC is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

(Financial Services Register No. 122702).

Registered in England. Registered No. 1026167. Registered office: 1 Churchill Place, London E14 5HP.